

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.50% Series 2026 Term Preferred Shares, (Liquidation Preference $25.00), of XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TERM TRUST under the Exchange Act of 1934.

Sincerely,

Bev Sawyer